Exhibit 99.2

2014 Consolidated Financial Statements

With Report of Independent Auditors

Report of Independent Auditors

The Board of Directors of Chevron Phillips Chemical Company LLC

We have audited the accompanying consolidated financial statements of Chevron Phillips Chemical Company LLC (the Company), which comprise the consolidated balance sheets as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, changes in members’ equity and cash flows for each of the three years in the period ended December 31, 2014, and the related notes to the consolidated financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chevron Phillips Chemical Company LLC at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Houston, Texas
February 18, 2015

Chevron Phillips Chemical Company LLC

Consolidated Statement of Comprehensive Income

	Years ended December 31
Millions of Dollars	2014	2013	2012
Revenues and Other Income
Sales and other operating revenues	$13,416	13,147	13,243
Equity in income of affiliates	595	627	507
Other income	137	16	30
Total Revenues and Other Income	14,148	13,790	13,780
Costs and Expenses
Cost of goods sold	10,024	10,311	10,329
Selling, general and administrative	692	606	600
Research and development	60	58	50
Loss on early extinguishment of debt	—	—	287
Total Costs and Expenses	10,776	10,975	11,266
Income from Continuing Operations Before Interest and Taxes	3,372	2,815	2,514
Interest income	2	3	3
Interest expense	—	—	11
Income from Continuing Operations Before Taxes	3,374	2,818	2,506
Income tax expense	86	71	67
Income from Continuing Operations	3,288	2,747	2,439
Discontinued operations	—	(4)	(36)
Net Income	3,288	2,743	2,403

Other Comprehensive Income (Loss)
Foreign currency translation adjustments	(43)	(4)	10
Defined benefit plans adjustments:
Net actuarial gain (loss)	(138)	154	(79)
Prior service cost	9	22	16
Defined benefit plans adjustments – equity affiliate	1	(1)	(1)
Total Other Comprehensive Income (Loss)	(171)	171	(54)
Comprehensive Income	$3,117	2,914	2,349

See Notes to Consolidated Financial Statements.

Chevron Phillips Chemical Company LLC

Consolidated Balance Sheet

	At December 31
Millions of Dollars	2014	2013
ASSETS
Cash and cash equivalents	$1,106	674
Accounts receivable, net – trade (net of allowance of $6 million in 2014 and $7 million in 2013)	1,101	1,188
Accounts receivable – affiliates	172	253
Inventories	981	995
Prepaid expenses and other current assets	77	31
Total Current Assets	3,437	3,141
Property, plant and equipment	10,837	9,345
Less: accumulated depreciation	5,200	5,122
Property, plant and equipment, net	5,637	4,223
Investments in and advances to affiliates	3,160	3,093
Other assets and deferred charges	77	76
Total Assets	$12,311	10,533
LIABILITIES AND MEMBERS’ EQUITY
Accounts payable – trade	$1,006	1,069
Accounts payable – affiliates	176	243
Accrued income and other taxes	91	82
Accrued salaries, wages and benefits	171	145
Short-term debt - affiliates	13	11
Accrued distributions to members	51	270
Other current liabilities and deferred credits	47	46
Total Current Liabilities	1,555	1,866
Employee benefit obligations	375	213
Other liabilities and deferred credits	121	99
Total Liabilities	2,051	2,178
Members’ capital	10,598	8,522
Accumulated other comprehensive loss	(338)	(167)
Total Members’ Equity	10,260	8,355
Total Liabilities and Members’ Equity	$12,311	10,533

See Notes to Consolidated Financial Statements.

Chevron Phillips Chemical Company LLC

Consolidated Statement of Changes in Members’ Equity

	Members’ Capital	Accumulated Other Comprehensive Income/(Loss)	Total Members’ Equity

Millions of Dollars
December 31, 2011	$6,112	(284)	5,828
Net income	2,403	—	2,403
Other comprehensive loss	—	(54)	(54)
Distributions to members	(1,276)	—	(1,276)
December 31, 2012	7,239	(338)	6,901
Net income	2,743	—	2,743
Other comprehensive income	—	171	171
Distributions to members	(1,460)	—	(1,460)
December 31, 2013	8,522	(167)	8,355
Net income	3,288	—	3,288
Other comprehensive loss	—	(171)	(171)
Distributions to members	(1,212)	—	(1,212)
December 31, 2014	$10,598	(338)	10,260

See Notes to Consolidated Financial Statements.

Chevron Phillips Chemical Company LLC

Consolidated Statement of Cash Flows

	Years ended December 31
Millions of Dollars	2014	2013	2012
Cash Flows From Operating Activities
Net income	$3,288	2,743	2,403
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation, amortization and retirements	296	278	265
Distributions less than income from equity affiliates	(128)	(36)	(176)
Loss on early extinguishment of debt	—	—	287
Asset impairments	187	24	91
Net decrease (increase) in operating working capital	(137)	42	(8)
Benefit plan contributions	(38)	(137)	(89)
Other	23	116	70
Net Cash Provided by Operating Activities	3,491	3,030	2,843
Cash Flows From Investing Activities
Capital expenditures	(1,793)	(1,125)	(550)
Purchases of intangible assets	—	(2)	(18)
Capitalized interest on equity method investments	—	(1)	(28)
Advances to Saudi Polymers Company	—	(98)	(200)
Investments in and advances to Petrochemical Conversion Company Ltd.	(70)	(149)	(136)
Repayments from Qatar Chemical Company II Ltd. (Q-Chem II)	—	55	303
Proceeds from the sale of assets	232	14	—
Other	1	(17)	(23)
Net Cash Used in Investing Activities	(1,630)	(1,323)	(652)
Cash Flows From Financing Activities
Repayment of debt	—	—	(1,284)
Distributions to members	(1,431)	(1,771)	(695)
Other	2	—	—
Net Cash Used in Financing Activities	(1,429)	(1,771)	(1,979)
Net Increase (Decrease) in Cash and Cash Equivalents	432	(64)	212
Cash and Cash Equivalents at Beginning of Period	674	738	526
Cash and Cash Equivalents at End of Period	$1,106	674	738
Supplemental Disclosures of Cash Flow Information
Net decrease (increase) in operating working capital
Decrease (increase) in accounts receivable, net – trade and affiliates	$182	(35)	85
Increase in inventories	(5)	(4)	(166)
Decrease (increase) in prepaid expenses and other current assets	(6)	9	—
Increase (decrease) in accounts payable – trade and affiliates	(327)	95	49
Increase (decrease) in accrued income and other taxes	9	(10)	15
Increase (decrease) in other current liabilities and deferred credits	10	(13)	9
Total	$(137)	42	(8)
Cash paid for interest	$—	—	18
Cash paid for income taxes	78	72	65

See Notes to Consolidated Financial Statements.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2014

Note 1 – General Information

Chevron Phillips Chemical Company LLC, through its subsidiaries and equity affiliates, manufactures and markets a wide range of petrochemicals on a worldwide basis, with manufacturing facilities in Belgium, China, Colombia, Qatar, Saudi Arabia, Singapore, South Korea and the United States. CPChem is a limited liability company formed under Delaware law, owned 50 percent by Chevron U.S.A. Inc. (Chevron), an indirect wholly owned subsidiary of Chevron Corporation, and 50 percent by wholly owned subsidiaries of Phillips 66 (collectively, the “members”). Prior to the May 1, 2012 separation of ConocoPhillips’ downstream businesses, Phillips 66’s interest in the Company was owned by certain wholly owned subsidiaries of ConocoPhillips.

The Company is governed by its Board of Directors (the “Board”) under the terms of a limited liability company agreement. There are three voting representatives each from Chevron and Phillips 66, and the chief executive officer and the chief financial officer of the Company are
________________________
1 Unless otherwise indicated, “the Company” and “CPChem” are used in this report to refer to the business of Chevron Phillips Chemical Company LLC and its consolidated subsidiaries.
non-voting representatives. Certain major decisions and actions require the approval of the Board. All decisions and actions of the Board require the approval of at least one representative from each of Chevron and of Phillips 66.

Note 2 – Summary of Significant Accounting Policies

Consolidation and Investments – The accompanying consolidated financial statements include the accounts of Chevron Phillips Chemical Company LLC and its consolidated subsidiaries (collectively, “CPChem”). All significant intercompany investments, accounts and transactions have been eliminated in consolidation. Investments in affiliates in which CPChem has 20 percent to 50 percent of the voting control, or in which the Company exercises significant influence but not control over major decisions, are accounted for using the equity method. Other securities and investments are accounted for under the cost method.

Estimates, Risks and Uncertainties – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates and assumptions.

There are varying degrees of risk and uncertainty in each of the countries in which CPChem operates. The Company insures the business and its assets against material insurable risks in a manner deemed appropriate. Because of the diversity of CPChem’s operations, the Company believes any loss incurred from an uninsured event in any one business or country, other than damages from named wind storms or a terrorist act directed at CPChem operations, would not have a material adverse effect on operations as a whole. However, any such loss could have a material impact on financial results in the period recorded.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2014

Revenue Recognition – Sales of petrochemicals, natural gas liquids and other items, including by-products, are recorded when title passes to the customer. Royalties for licensed technology that are paid in advance are recognized as revenue as the associated services are rendered, while royalties paid based on a licensee’s production are recognized as volumes are produced by the licensee. Sales are presented net of discounts and allowances. Freight costs billed to customers are recorded as a component of revenue.

CPChem markets and sells petrochemical products on behalf of certain equity affiliates for which the Company receives a marketing commission. Such commissions generally are recorded as Sales and other operating revenues. The Company also purchases petrochemical products from certain equity affiliates and sells them to customers on behalf of the affiliates. Such sales are recorded as Sales and other operating revenues, with the associated purchases recorded as Cost of goods sold. See Notes 7 and 9 for more information.

Cash and Cash Equivalents – Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from their date of purchase.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2014

Accounts Receivable – Accounts receivable is shown net of an allowance for estimated non-recoverable amounts. Accounts that are deemed uncollectible are written off to expense.

Inventories – For U.S. operations, cost of product inventories is primarily determined using the dollar-value, last-in, first-out (LIFO) method. These inventories are valued at the lower of cost or market. Lower-of-cost-or-market write-downs for LIFO-valued inventories are generally considered to be temporary. For operations outside the U.S., product inventories are typically valued using either the first-in, first-out method or the weighted-average method. Materials and supplies inventories are carried at weighted-average cost.

Property, Plant and Equipment – Property, plant and equipment is stated at cost, and is comprised of assets, defined as property units, with an initial expected economic life beyond one year. Asset categories are used to compute depreciation and amortization using the straight-line method over the associated estimated useful lives.

Long-lived assets used in operations are assessed for possible impairment when events or changes in circumstances indicate a potential significant deterioration in future cash flows projected to be generated by an asset group. Individual assets are grouped for impairment purposes at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets, which is generally at a product line level.

If, upon review, the sum of the projected undiscounted pre-tax cash flows is less than the carrying value of the asset group, the carrying value is written down to estimated fair value. The fair values of impaired assets are usually determined based on the present value of projected future cash flows using discount rates commensurate with the risks involved in the asset group, as quoted market prices in active markets are generally not available. The expected future cash flows used for impairment reviews and related fair value calculations are based on projected production quantities, sales quantities, prices and costs, considering available internal and external information at the date of review.

Should an impairment of assets arise, the Company may be required to record a charge to operations that could be material to the period reported. However, CPChem believes that any such charge, if required, would not have a material adverse effect on its financial position or liquidity.

Equity Method Investments – Investments in affiliates in which CPChem has 20 percent to 50 percent of the voting control, or in which the Company exercises significant influence but not control over major decisions, are accounted for using the equity method. Included in the investment value is interest that is capitalized on the Company’s investments in and advances to affiliates for qualifying assets that are constructed or acquired while the affiliate is engaged in activities necessary to begin its planned principal operations. This, along with other situations such as the initial investment in an affiliate, can create a difference between CPChem’s carrying value of an equity investment and the Company’s underlying equity in the net assets of the affiliate, known as a basis difference. Such differences are generally amortized as a change in

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2014

the carrying value of the investment, with an offset recorded to Equity in income of affiliates, over the useful life of the affiliate’s primary asset.

Equity method investments are assessed for impairment whenever changes in the facts and circumstances indicate a loss in value has occurred that is other than a temporary decline in value. In making the determination as to whether a decline is other than temporary, the Company considers such factors as the duration and extent of the decline, the investee’s financial performance, and the Company’s ability and intention to retain its investment for a period that will be sufficient to allow for any anticipated recovery in the investment’s estimated fair value. In such cases, the investment is impaired down to fair value based on the present value of expected future cash flows using discount rates commensurate with the risks of the investment.

Maintenance and Repairs – Maintenance and repair costs, including turnaround costs of major producing units, are expensed as incurred.

Research and Development Costs – Research and development costs are expensed as incurred.

Property Dispositions – Assets that are no longer in service and for which there is no contemplated future use by the Company are retired. When assets are retired or sold, the asset cost and related accumulated depreciation are eliminated, with any gain or loss reflected in the Consolidated Statement of Comprehensive Income.

Asset Retirement Obligations – An asset and a liability are recorded at fair value when there is a legal obligation associated with the retirement of a long-lived asset and the amount can be reasonably estimated. When the liability is initially recorded, this cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased for changes in present value, and the capitalized cost is depreciated over the estimated useful life of the related asset.

Foreign Currency Translation – Adjustments that result from translating foreign financial statements using a foreign functional currency into U.S. dollars are included in Accumulated other comprehensive loss in Members’ Equity. Foreign currency transaction gains and losses are included in current earnings. Many of CPChem’s foreign operations use their local currency as the functional currency.

Environmental Costs – Environmental expenditures are expensed or capitalized as appropriate, depending on future economic benefit. Expenditures that relate to an existing condition caused by past operations and that do not have future economic benefit are expensed. Liabilities for expenditures are recorded on an undiscounted basis unless the amount and timing of cash payments for the liability are fixed or determinable, in which case they are recorded on a discounted basis. Expenditures that create future benefits or that contribute to future revenue generation are capitalized and depreciated or amortized, as applicable, over their estimated useful lives.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2014

Capitalization of Interest – Interest costs incurred to finance major projects with an expected construction period of longer than one year, and interest costs associated with investments in equity affiliates that have their planned principal operations under construction, are capitalized until commercial production begins. Capitalized interest is amortized over the life of the associated asset.

Income Taxes – CPChem is treated as a flow-through entity for U.S. federal income tax and for most state income tax purposes whereby each member is taxable on its respective share of income, and tax-benefited on its respective share of loss. However, CPChem is liable for certain state income and franchise taxes, and for foreign income and withholding taxes incurred directly or indirectly by the Company. The Company follows the liability method of accounting for income taxes.

Certain amounts for prior periods have been reclassified in order to conform to the current reporting presentation.

Note 3 – New Accounting Standards

In April 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which requires disposal of a component of an entity that represents a strategic shift that will have a major effect on an entity’s operations and financial results to be reported in discontinued operations and specifies required disclosures. It also specifies disclosure requirements for long-lived assets disposed of or classified as held for sale, and includes additional disclosure requirements for such long-lived assets that are a significant component of an entity, for a disposal that does not qualify as a discontinued operation. The standard is effective January 1, 2015, but early adoption is permitted. CPChem elected to adopt ASU 2014-08 effective July 1, 2014. The adoption of ASU 2014-08 had no impact on CPChem’s consolidated results of operations, financial position, or liquidity.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which contains principles that an entity will apply to determine the measurement of revenue and the timing of when it is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods and services, and it establishes five steps that entities should apply to achieve the core principle. The standard is effective January 1, 2017. Although CPChem is still evaluating the requirements of the new standard, it is anticipated that the new requirements will not have a significant impact on the amount and timing of revenue recognition. The standard will require a number of new disclosures to enable users of the financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2014

Note 4 – Port Arthur Fire

In July 2014, a fire occurred at CPChem’s Port Arthur, Texas facility. The Company incurred $85 million of associated repair and rebuild costs in 2014 that are included in Cost of goods sold in the Consolidated Statement of Comprehensive Income. The Port Arthur olefins unit restarted in November. Because of the shutdown, CPChem experienced reduced production and sales in several of its product lines stemming from the lack of the Port Arthur olefins supply, resulting in a significant financial impact. The Company’s property damage and business interruption insurance coverage is limiting the potential extent of the financial impact. In 2014, the Company reached agreement with insurers on $120 million in advanced payments against its business interruption insurance claim, which is recognized in Other income in the Consolidated Statement of Comprehensive Income.

Note 5 – Discontinued Operations

In 2013, the Company sold one of its wholly owned Specialties, Aromatics & Styrenics subsidiaries. The carrying value of the net assets was $12 million prior to the sale, and a $1 million gain from the sale was recognized in 2013. The gain is included in Discontinued operations in the Consolidated Statement of Comprehensive Income.

The results of operations associated with the assets and liabilities sold were classified in Discontinued operations in the Consolidated Statement of Comprehensive Income, including $97 million and $157 million of Sales and other operating revenues for the years ended December 31, 2013 and 2012, respectively. Discontinued operations have not been segregated in the Consolidated Statement of Cash Flows. The information in Note 20 is presented on a continuing operations basis.

Note 6 – Accumulated Other Comprehensive Loss

The components of Accumulated other comprehensive loss and their changes during the period include:

	Defined Benefit Plans	Foreign Currency Translation Adjustments	Total

Millions of Dollars
At December 31, 2013	$(256)	89	(167)
Other comprehensive loss before reclassifications	(153)	(43)	(196)
Amounts reclassified from accumulated other comprehensive loss	25	—	25
Net current-period other comprehensive loss	(128)	(43)	(171)
At December 31, 2014	$(384)	46	(338)

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2014

	Defined Benefit Plans	Foreign Currency Translation Adjustments	Total

Millions of Dollars
At December 31, 2012	(431)	93	(338)
Other comprehensive income (loss) before reclassifications	126	(23)	103
Amounts reclassified from accumulated other comprehensive loss	49	—	49
Amount recognized from disposition of wholly owned foreign subsidiary	—	19	19
Net current-period other comprehensive income (loss)	175	(4)	171
At December 31, 2013	(256)	89	(167)

Defined benefit plans adjustments reclassified from Accumulated other comprehensive loss are included in the computation of net periodic benefit cost. See Note 18 for more information.
Foreign currency translation adjustments reclassified from Accumulated other comprehensive loss in 2013 are included in Discontinued operations on the Consolidated Statement of Comprehensive Income relating to the gain on sale of discontinued operations.

Note 7 – Transactions with Affiliates

Significant transactions with affiliated parties, including equity affiliates, for the years ended December 31, were as follows:

Millions of Dollars	2014	2013	2012
Sales and other operating revenues (a)	$2,383	2,213	2,474
Cost of goods sold (b,c,d)	3,779	3,774	4,088
Selling, general and administrative (c,d)	(31)	(14)	(22)

a.
CPChem sold ethylene residue gas and natural gas liquids to Phillips 66; specialty chemicals, alpha olefin products, and aromatics and styrenics by-products to Chevron; and feedstocks to equity affiliates, all at prices that approximated market. CPChem received royalties on licensed technology and marketing fees on product sales from certain equity affiliates.

b.
CPChem purchased various feedstocks and finished products from Chevron, Phillips 66, and certain equity affiliates at prices that approximated market. In addition, Chevron and Phillips 66 provided CPChem with certain common facility and manufacturing services at certain facilities.

______________________
2 Transactions occurring with Phillips 66 were conducted with ConocoPhillips prior to the May 1, 2012 separation of ConocoPhillips’ downstream businesses.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2014

c.
Chevron and Phillips 66 provided various services to CPChem under service agreements, including engineering consultation, research and development, laboratory services, procurement services and pipeline operating services.

d.
Cost of goods sold amounts were reduced for billings to certain equity affiliates and Phillips 66 primarily for non-core services provided at cost, totaling $20 million in 2014, $18 million in 2013 and $43 million in 2012, that were credited to expense. Cost of goods sold amounts were also reduced for marketing fees paid to CPChem by certain equity affiliates under sales and marketing agreements with those entities, totaling $35 million in 2014, $34 million in 2013 and $36 million in 2012. Selling, general and administrative amounts also included credits for non-core services provided at cost totaling $93 million in 2014, $79 million in 2013 and $84 million in 2012.

CPChem had $13 million and $11 million of loans outstanding at December 31, 2014 and 2013, respectively, with its equity affiliate Shanghai Golden Phillips Petrochemical Company Limited. See Note 12 for more information.

Note 8 – Inventories

Inventories at December 31 were as follows:

Millions of Dollars	2014	2013
LIFO inventories
Olefins & Polyolefins (O&P)	$451	461
Specialties, Aromatics & Styrenics (SA&S)	194	170
Total LIFO inventories	645	631
Non-LIFO inventories
Olefins & Polyolefins	117	146
Specialties, Aromatics & Styrenics	99	107
Total non-LIFO inventories	216	253
Materials, supplies and other	120	111
Total inventories	$981	995

The excess of replacement cost over carrying value of product inventories valued under the LIFO method was $357 million and $608 million at December 31, 2014 and 2013, respectively. Lower-of-cost-or-market write-downs of non-LIFO-valued inventories were immaterial in 2014, 2013 and 2012.

In December 2014, CPChem sold almost all of the assets, consisting principally of inventories and property, plant and equipment, of one of its wholly owned SA&S product lines. See Note 10 for further discussion.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2014

Note 9 – Investments in and Advances to Affiliates

CPChem’s investments in its affiliates, accounted for using the equity method, are as follows. These affiliates are also engaged in the manufacturing and/or marketing of petrochemicals.

	Ownership Interest	Segment
Americas Styrenics LLC	50%	SA&S
Chevron Phillips Singapore Chemicals (Private) Limited	50	O&P
Gulf Polymers Distribution Company FZCo	35	O&P
Jubail Chevron Phillips Company	50	SA&S
K R Copolymer Co., Ltd.	60	SA&S
Petrochemical Conversion Company Ltd.	50	SA&S
Qatar Chemical Company Ltd. (Q-Chem)	49	O&P
Qatar Chemical Company II Ltd. (Q-Chem II)	49	O&P
Saudi Chevron Phillips Company	50	SA&S
Saudi Polymers Company	35	O&P
Shanghai Golden Phillips Petrochemical Company Limited	40	O&P

K R Copolymer Co., Ltd. is not consolidated because CPChem does not have voting control of this entity.

Qatar Chemical Company Ltd. (Q‑Chem)

Q‑Chem is a 49 percent-owned joint venture company that owns and operates an ethylene, polyethylene (PE) and 1-hexene petrochemicals complex in Mesaieed, Qatar. In September 2013, Qatar Petroleum (QP) transferred a 49 percent ownership share in Q-Chem to Mesaieed Petrochemical Holding Company QSC (MPHC), which at the time was a wholly owned affiliate of QP, retaining a 2 percent ownership share in Q-Chem. In February 2014, MPHC completed a share offer and became a Qatari publicly traded company owned 74.2688 percent by QP.

In accordance with Decree Law (11) of 2012, Qatar Chemical and Petrochemical Marketing and Distribution Company QJSC (doing business as Muntajat), has the exclusive responsibility for the purchase and sale of certain listed chemical and petrochemical products produced in the State of Qatar. The initial list of products, identified in the Decree Law as “Regulated Products,” did not include those produced by Q-Chem or Q-Chem II; however, a Ministerial Directive was subsequently issued in April 2014, placing the Q-Chem and Q-Chem II products on the Regulated Products list. The commencement dates for the purchasing, marketing, distributing and selling of the products by Muntajat were designated as being December 15, 2014 for pygas and ethylene, December 16, 2014 for high density polyethylene (HDPE) and medium density polyethylene (MDPE), and January 1, 2015 for normal alpha olefins (NAO), 1-hexene, 1-butene and 1-octene (the “Commencement Dates”).

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2014

Prior to the Commencement Dates, almost all of Q-Chem’s products were purchased by Q‑Chem Distribution Company Limited (Q‑Chem DC), which is wholly owned by Q‑Chem. Up to these dates, CPChem was a party to an agency agreement with Q‑Chem DC to act as the (i) exclusive agent for the sale of Q‑Chem’s PE production outside of the Middle East and its 1-hexene production worldwide and (ii) non-exclusive agent for the sale of Q‑Chem’s PE production in certain Middle East countries. Under the terms of the agency agreement, which was terminated for Q-Chem products as of the respective Commencement Dates except as to orders placed prior to such dates, CPChem was compensated through a marketing fee, at market rates, for products it marketed and sold. CPChem guaranteed customer payments to Q-Chem DC for sales arranged by CPChem under the agency agreement. CPChem was also a party to separate sales agreements, which are now terminated, to purchase, upon mutual agreement with Q‑Chem DC, product from Q‑Chem DC and resell such product to customers. CPChem had no exposure to price risk for any product purchased under the terms of this agreement. Sales to customers associated with these purchases are reported on a gross revenue basis, with the marketing fee recorded as a reduction to Cost of goods sold in the Consolidated Statement of Comprehensive Income. CPChem’s reimbursements to Q‑Chem DC for customer payment defaults were minimal.

Qatar Chemical Company II Ltd. (Q‑Chem II)

Q‑Chem II is a second petrochemical joint venture company located in Mesaieed, Qatar that is owned 49 percent by CPChem. In September 2013, QP transferred a 49 percent ownership share in Q-Chem II to MPHC, which at the time was a wholly owned affiliate of QP, retaining a 2 percent ownership share in Q-Chem II. Q‑Chem II owns PE and NAO plants that are located on a site adjacent to the complex owned by Q‑Chem. An ethylene cracker that provides ethylene feedstock via pipeline to the Q‑Chem II plants is located in Ras Laffan Industrial City, Qatar. The ethylene cracker and pipeline are owned by Ras Laffan Olefins Company, a joint venture of Q‑Chem II and Qatofin Company Limited (Qatofin). Q‑Chem II owns 53.85 percent of the capacity rights to the ethylene cracker and pipeline, and the balance is held by Qatofin. Collectively, Q‑Chem II consists of its interest in the ethylene cracker and pipeline and the PE and NAO plants. Q‑Chem II was financed through limited recourse loans from commercial banks and an export credit agency (collectively, “senior debt”), and equity contributions and subordinated loans from the co-venturers.

The share offer by MPHC discussed in the Q-Chem disclosure in this Note 9 was a reconsideration event that prompted the Company to perform an analysis under consolidation accounting standards of Q-Chem II as a variable interest entity (VIE). As a result, Q-Chem II is no longer a VIE, and CPChem continues to record its 49 percent share of Q-Chem II’s operating results using the equity method.

See the Q‑Chem disclosure in this Note 9 regarding formation of Muntajat, the Qatari state-owned entity responsible for the international marketing and distribution of certain chemical and petrochemical products produced in the State of Qatar as well as the designation of the Commencement Dates for the purchase and sale of Q-Chem II products by Muntajat.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2014

Prior to the Commencement Dates, almost all of Q-Chem II’s products were purchased by Q-Chem II Distribution Company Limited (Q-Chem II DC), which is wholly owned by Q-Chem II. Up to these dates, CPChem was a party to an agency agreement with Q-Chem II DC to act as the (i) exclusive agent for the sale of Q-Chem II’s PE production outside of the Middle East and its NAO production worldwide and (ii) non-exclusive agent for the sale of Q-Chem II’s PE production in certain Middle East countries. Under the terms of the agency agreement, which was terminated for Q-Chem II products as of their respective Commencement Dates except as to orders placed prior to such dates, CPChem was compensated through a marketing fee, at market rates, for products it marketed and sold. Up to the Commencement Dates, CPChem was also a party to an offtake and credit risk agreement with Q‑Chem II DC to purchase, at market prices, specified amounts of product for any sales shortfall under the terms of the agency agreement. Sales to customers associated with such purchases are reported on a gross revenue basis, with the marketing fee recorded as a reduction to Cost of goods sold in the Consolidated Statement of Comprehensive Income. CPChem had no exposure to price risk for any product that it may have been obligated to purchase under the terms of the offtake and credit risk agreement. CPChem guaranteed the customer payments to Q‑Chem II DC for all sales arranged by CPChem under the agency agreement. The agency agreement and offtake and credit risk agreement were terminated as to new sales following the Commencement Dates. CPChem’s reimbursements to Q‑Chem II DC for customer payment defaults were minimal.

Under the terms of the Q-Chem II joint venture agreement, QP agreed to undertake and settle Q-Chem II’s Qatar corporate income tax liabilities incurred beginning in 2011, the first year following the commencement of Q-Chem II’s commercial operations, through 2020, which is described as a pay-on-behalf (POB) obligation. QP’s POB obligation to Q-Chem II increased CPChem’s Equity in income from affiliates by $85 million in 2014, $85 million in 2013 and $73 million in 2012.

Saudi Chevron Phillips Company (SCP)

SCP is a joint venture company that owns and operates an aromatics complex at Jubail Industrial City, Saudi Arabia and is owned 50 percent by CPChem and 50 percent by Saudi Industrial Investment Group (SIIG). Under the terms of a sales and marketing agreement that runs through 2026, CPChem is obligated to purchase, at market prices, all of the production from the plant less any quantities sold by SCP in the Middle East region. CPChem has no exposure to price risk for volumes that it may be obligated to purchase, and the Company expects to be able to sell all of the purchased production required under the terms of the sales and marketing agreement. Under the terms of the sales and marketing agreement, CPChem is compensated through a marketing fee, at market rates, for products that it markets and sells, and it assumes the credit risk for such sales. Sales to customers associated with such purchases are reported on a gross revenue basis, with the marketing fee recorded as a reduction to Cost of goods sold in the Consolidated Statement of Comprehensive Income.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2014

Jubail Chevron Phillips Company (JCP)

JCP is a joint venture company that owns and operates an integrated styrene facility at Jubail Industrial City, Saudi Arabia and is owned 50 percent by CPChem and 50 percent by SIIG. The subsidiary of CPChem that directly owns the 50 percent interest in JCP, along with the other co-venturer, each guarantees its respective 50 percent share of the loans payable by JCP to the Saudi Industrial Development Fund (SIDF) for the duration of the loans. Amounts outstanding under the loan agreements with SIDF, which are scheduled to be fully repaid in 2016, totaled $54 million at December 31, 2014.

The maximum future payment CPChem could be required to make under the aforementioned guarantee is $27 million based on balances at December 31, 2014. The carrying amount of the liability recorded for the guarantee, discounted and weighted for probability, totaled $1 million at both December 31, 2014 and December 31, 2013. The liability is included in Other liabilities and deferred credits, with an offsetting amount in Investments in and advances to affiliates on the Consolidated Balance Sheet. CPChem believes it is unlikely that performance under the guarantee will be required.

Under the terms of a sales and marketing agreement that runs through 2033, CPChem is obligated to purchase, at market prices, all of the production from the plant less any quantities sold by JCP in the Middle East region and quantities sold under a long-term contract for a portion of the styrene production. CPChem has no exposure to price risk for volumes that it may be obligated to purchase, and the Company expects to be able to sell all of the purchased production required under the terms of the sales and marketing agreement. Under the terms of the sales and marketing agreement, CPChem is compensated through a marketing fee, at market rates, for products that it markets and sells, and it assumes the credit risk for such sales. Sales to customers associated with such purchases are reported on a gross revenue basis, with the marketing fee recorded as a reduction to Cost of goods sold in the Consolidated Statement of Comprehensive Income.

Saudi Polymers Company (SPCo)

SPCo is a 35 percent-owned joint venture company that owns and operates an integrated petrochemicals complex at Jubail Industrial City, Saudi Arabia, which produces ethylene, propylene, PE, polypropylene (PP), polystyrene (PS) and 1-hexene. The remaining 65 percent of SPCo is owned by National Petrochemical Company (Petrochem), which is a Saudi publicly traded company owned 50 percent by SIIG. Construction of the complex was completed in 2011, and SPCo announced commercial production on October 1, 2012. Certain operating reliability tests required for project completion under the financing agreements have been completed and validated. Under the financing agreements, project completion is required to be achieved by June 30, 2015.

SPCo has been funded through share subscriptions and non-interest bearing subordinated loans from CPChem and Petrochem in proportion to their ownership interests, and through limited recourse loans from commercial banks, loans guaranteed by an export credit agency, and loans from the Public Investment Fund (PIF) and SIDF (collectively, “senior debt”). Principal and

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2014

accrued interest outstanding under the senior debt totaled $3.192 billion at December 31, 2014. SPCo began making principal payments on the outstanding balance in June 2013.

The several obligations of CPChem and Petrochem to fund share subscriptions and non-interest bearing subordinated loans, in proportion to their ownership interests, are limited to the estimate of total project costs determined at the time of the Petrochem initial public offering less the $3.589 billion in total commitments made available from senior debt. As the initial co-sponsors of the project, CPChem and SIIG are each obligated to fund, through interest-bearing subordinated loans, 50 percent of any project costs that are not funded by the combination of senior debt, share subscriptions and non-interest bearing subordinated loans from CPChem and Petrochem, and operating cash flow prior to project completion. These funding obligations terminate upon achieving project completion, as defined in the financing agreements.

Most of SPCo’s products are purchased by Gulf Polymers Distribution Company FZCo (GPDC), which is owned by CPChem and Petrochem in the same ownership percentages as SPCo. CPChem is a party to an agency agreement with GPDC to act as its exclusive agent for the sale of SPCo’s products outside of certain countries in the Middle East region and a non-exclusive agent for the sale of its products in certain countries in the Middle East region, for which CPChem is compensated through a marketing fee at market rates. CPChem is also a party to offtake and credit risk agreements with both SPCo and GPDC under which it is required to purchase, at market prices, specified production quantities if GPDC fails to purchase or if CPChem fails to sell the products under the terms of the agency agreement. Sales to customers associated with such purchases are reported on a gross revenue basis, with the marketing fee recorded as a reduction to Cost of goods sold in the Consolidated Statement of Comprehensive Income. CPChem has no exposure to price risk for any quantities that it may be obligated to purchase under the terms of the offtake agreements. CPChem also guarantees GPDC’s payments to SPCo and the customer payments to GPDC for all sales arranged by CPChem under the agency agreement. The agency agreement and offtake and credit risk agreements expire in July 2041. The Company expects to be able to sell all of the production under the terms of the agency agreement, and further expects that reimbursements for customer payment defaults, if any, would be minimal.

In association with the SPCo project, CPChem and SIIG committed to execute a number of additional capital projects that they are undertaking on a 50/50 sharing basis through Petrochemical Conversion Company Ltd. (PCC). Fuel gas for these additional capital projects was allocated by the Ministry of Petroleum and Mineral Resources of the Kingdom of Saudi Arabia (Ministry) through an allocation letter process. The fuel gas allocation letter, which expired in September 2013, documents the capital project obligations to be carried out by CPChem and SIIG together with the milestone dates for completing the projects. CPChem and SIIG have substantially completed the capital projects that were outlined in the original fuel gas allocation letter and expect to receive a fuel gas supply agreement. The fuel gas allocation letter includes rights in favor of the Ministry to demand compensatory payments in satisfaction of any unmet obligations. Pursuant to the terms agreed with the Ministry, the required compensatory payment obligations are secured by letters of credit. CPChem’s share of these compensatory obligations is $253 million.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2014

To enable SPCo to start operations, SPCo entered into conditional feedstock agreements for ethane and propane with Saudi Aramco in September 2011, both of which contained a reference to the PCC capital project obligations. In May 2014, SPCo entered into revised feedstock agreements that replaced the original conditional agreements and do not contain a reference to the PCC capital project obligations as a condition to the feedstock supply, thereby meeting one of the requirements for SPCo project completion under the financing agreements.

Although CPChem has a 35 percent ownership interest in SPCo, under the terms of the completion guarantees in the financing agreements, the commercial bank lenders, the export credit agency, and PIF have the right to demand from CPChem: (i) if SPCo is unable to fund its debt service obligations as they come due, the funds to cover 50 percent of the periodic debt service requirements of their loans until project completion is achieved; and (ii) if project completion has not occurred by June 30, 2015, or upon the occurrence of certain defined events prior to project completion, repayment of 50 percent of all outstanding principal and interest on the loans. Additionally, the subsidiary of CPChem that directly holds the ownership interest in SPCo has guaranteed 50 percent of the loans payable by SPCo to SIDF for the duration of the loans, which mature in 2020.

The maximum future payments CPChem could be required to make under the aforementioned completion and SIDF guarantees are $1.596 billion based on the Company’s guaranteed portion of SPCo’s senior debt balances and associated interest outstanding at December 31, 2014. The carrying amount of the liability recorded, discounted and weighted for probability, for these guarantees totaled $10 million at both December 31, 2014 and 2013. The liability is included in Other liabilities and deferred credits, with an offsetting amount in Investments in and advances to affiliates on the Consolidated Balance Sheet. CPChem believes it is unlikely that performance under any of the guarantees will be required.

Basis Differences

A difference between CPChem’s carrying value of an equity investment and the Company’s underlying equity in the net assets of the affiliate is known as a basis difference. Basis differences that existed at December 31, by affiliate, were:

Millions of Dollars	2014	2013
Americas Styrenics LLC	$54	59
Jubail Chevron Phillips Company	16	17
Qatar Chemical Company II Ltd. (Q-Chem II)	23	25
Saudi Polymers Company	109	114
All others in the aggregate	4	5

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2014

Summarized Financial Information

Summarized financial information for CPChem’s equity investments, shown at 100 percent, follows:

Millions of Dollars	Middle East Equity Investments			All Others in the Aggregate

Years ended December 31	2014	2013	2012	2014	2013	2012
Revenues	$9,440	7,846	6,386	2,953	2,996	2,636
Income before income taxes	1,986	1,843	1,411	98	32	5
Net income (loss)	1,553	1,433	1,076	86	31	(5)

At December 31
Current assets	$3,513	3,328	2,667	606	658	611
Noncurrent assets	9,245	9,482	9,657	432	465	496
Current liabilities	2,075	2,113	1,782	263	335	309
Noncurrent liabilities	5,629	5,975	6,160	109	112	105

Dividends

Dividends received from equity affiliates totaled $613 million in 2014, $660 million in 2013 and $367 million in 2012. CPChem’s members’ capital included $437 million and $458 million of cumulative undistributed net earnings from equity affiliates at December 31, 2014 and 2013, respectively.

Note 10 – Property, Plant and Equipment

Property, plant and equipment, at December 31, was as follows:

Millions of Dollars	2014	2013
Olefins & Polyolefins	$9,047	7,206
Specialties, Aromatics & Styrenics	1,509	1,869
Other	281	270
Gross property, plant and equipment, at cost	10,837	9,345
Less: accumulated depreciation	5,200	5,122
Property, plant and equipment, net	$5,637	4,223

At December 31, 2014, approximately $5.938 billion of gross property, plant and equipment consisted of chemical plant assets depreciated over estimated useful lives of approximately 25 years. Other non-plant items, such as furniture, fixtures, buildings and automobiles, have estimated useful lives ranging from 5 to 45 years, with a weighted average of 28 years. Assets under construction totaled $2.172 billion at December 31, 2014 and $1.175 billion at December 31, 2013. There were $18 million of non-cash additions to property, plant and equipment in 2012, which are excluded from Capital expenditures on the Consolidated Statement of Cash Flows.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2014

In September 2014, the Company entered into an agreement to sell almost all of the assets, consisting principally of inventories and property, plant and equipment, of one of its wholly owned SA&S product lines. Proceeds of $232 million were received with completion of the sale at the end of 2014.

See Note 17 for a discussion of impairment losses.

Note 11 – Asset Retirement Obligations and Accrued Environmental Liabilities

Asset retirement obligations and accrued environmental liabilities at December 31 were:

Millions of Dollars	2014	2013
Asset retirement obligations	$17	17
Accrued environmental liabilities	5	6
Total asset retirement obligations
and accrued environmental liabilities	22	23
Less: portion classified as short-term	4	4
Long-term asset retirement obligations
and accrued environmental liabilities	$18	19

Asset retirement obligations and accrued environmental liabilities that are classified as short-term are included in Other current liabilities and deferred credits on the Consolidated Balance Sheet. Long-term asset retirement obligations and accrued environmental liabilities are included in Other liabilities and deferred credits on the Consolidated Balance Sheet.

Asset Retirement Obligations

The Company’s asset retirement obligations involve the treatment of soil contamination and closure of remaining assets at the Guayama, Puerto Rico facility and asbestos abatement at certain facilities.

Accrued Environmental Liabilities

Total accrued environmental liabilities were $5 million and $6 million at December 31, 2014 and 2013, respectively. There were no material differences between accrued discounted environmental liabilities and the associated undiscounted amounts. Accrued environmental liabilities are primarily related to soil and groundwater remedial investigations at domestic facilities and site restoration activities at the Puerto Rico facility.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2014

Note 12 – Debt

In China, direct lending between different legal affiliated entities is restricted by the country’s central bank, the People’s Bank of China (PBOC). The vehicle used by companies to facilitate inter-company financing in China is the Entrust Loan. An Entrust Loan is a financing agreement where a bank acts as an agent of entrusted funds from a depositor that the depositor loans to a related-party borrower designated by the depositor. The interest rates applicable to these intermediated inter-company loans are set by the PBOC. CPChem is party to certain Entrust Loans in which Shanghai Golden Phillips Petrochemical Company Limited (SGP), a 40 percent-owned joint venture, is the depositor of excess cash with an intermediary bank, and Chevron Phillips Chemicals Shanghai Corporation, a wholly owned indirect subsidiary of CPChem, is the borrower of those funds. SGP has historically made Entrust Loans to its owners in proportion to their ownership interests in SGP. The loans currently outstanding have varying maturities not exceeding one year and are classified as Short-term debt in the Consolidated Balance Sheet. CPChem had $13 million and $11 million of such loans outstanding at December 31, 2014 and 2013, respectively.

In June 2009, CPChem issued, in a private placement, $300 million of 7% senior unsecured notes due in June 2014 and $400 million of 8.25% senior unsecured notes due in June 2019. In January 2011, CPChem issued, in a private placement, $300 million of 4.75% senior unsecured notes due in February 2021. Interest was payable semiannually on all of the notes. In 2012, the Company redeemed all of its outstanding senior unsecured notes. With the redemptions, the Company recognized associated losses on early extinguishment of debt of $287 million, comprised of prepayment premiums and unamortized discounts and issuance costs. See Note 19 for more information. Since the retirement of its notes, the Company has had no long-term debt outstanding.

CPChem’s commercial paper program is supported by two revolving credit facilities, which were amended and extended effective July 2014. The amended $300 million four-year facility, scheduled to expire June 30, 2018, and the amended $320 million five-year facility, which was extended through June 30, 2019, provide a combined total borrowing capacity of $620 million. The facilities are subject to quarterly commitment fees, which are calculated based on the undrawn portions of each of the facilities. The credit agreements contain covenants and events of default typical of bank revolving credit facilities, such as restrictions on liens, but they contain no financial statement covenants. The agreements also contain a provision requiring maintenance of CPChem’s ownership by Chevron and/or Phillips 66 of at least 50 percent in the aggregate. Provisions in these agreements are not considered to be restrictive to normal operations.

Notes issued under CPChem’s commercial paper program are in the tier-2 commercial paper market with maturities of 90 days or less, and the Company pays market rates applicable to tier-2 commercial paper issuers plus a dealer fee on any commercial paper that is issued. There were no commercial paper borrowings during 2014, and no balance was outstanding at December 31, 2014 or 2013. In 2013, the Company issued and fully repaid an immaterial amount of commercial paper.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2014

CPChem is also a party to a $200 million trade receivables securitization agreement, which is scheduled to expire in March 2016. The agreement provides CPChem the ability to increase borrowing capacity by up to an additional $200 million (for a total capacity of up to $400 million) with prior approval from the lenders. Indebtedness under this agreement is secured by a lien on certain of the Company’s trade receivables. As pledged receivables are collected by the Company from time to time, CPChem either repays outstanding amounts under the trade receivables securitization agreement or replenishes the collateral pool with new, uncollected receivables. The borrower under this securitization agreement is CPC Receivables Company LLC (CPC Receivables), a wholly owned special purpose subsidiary of CPChem. Under the securitization agreement, certain of the Company’s trade receivables are legally sold to CPC Receivables, and CPC Receivables pledges such receivables as security for the performance of its obligations under the securitization agreement. Except for the consolidation of its interest in CPC Receivables, CPChem does not otherwise claim ownership of any assets or liabilities of CPC Receivables. The securitization agreement contains no financial statement covenants. CPChem pays a monthly facility fee on the total commitment amount under the facility. Amounts borrowed under the facility are subject to a base rate equal to the commercial paper issuance cost incurred by the conduits of the facility plus a program fee that is payable monthly. No secured borrowings were made during 2014 or 2013, and no balance was outstanding under the trade receivables securitization agreement at December 31, 2014 or 2013.

Note 13 – Guarantees, Commitments and Indemnifications

Guarantees

CPChem’s headquarters building is leased under an agreement that extends to September 10, 2015, which may be extended further at market rates upon mutual agreement with the landlord. The agreement contains a fixed price purchase option, which was considered to be the fair market value of the building at the time of the lease renewal, and a residual value guarantee. If CPChem does not extend the lease or exercise the purchase option prior to the expiration of the lease in September 2015, the Company has an obligation to pay the lessor the shortfall, if any, in the proceeds realized from the sale of the building to a third party relative to the guaranteed residual value of $30 million. CPChem plans to renew the lease prior to its expiration. Under the lease, CPChem is entitled to receive any proceeds from the sale of the building that are in excess of the purchase option price. While it is not possible to predict with certainty the amount, if any, that the Company would be required to pay or be entitled to receive should the building be sold to a third party upon the expiration of the lease, CPChem believes that the amount paid or received would not be material to consolidated results of operations, financial position or liquidity.

See Note 9 for a discussion of certain guarantees and commitments related to the Company’s investments in affiliates.

Commitments

See Note 16 for a discussion of commitments under non-cancelable operating leases.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2014

Indemnifications

As part of CPChem’s ongoing business operations, the Company enters into numerous agreements with other parties which apportion future risks between the parties to the transaction or relationship governed by the agreements. One method of apportioning risk is the inclusion of provisions requiring one party to indemnify the other party against losses that might be incurred in the future. Many of CPChem’s agreements, including technology license agreements, contain indemnities that require the Company to perform certain acts, such as defending certain licensees against patent infringement claims of others, as a result of the occurrence of a triggering event or condition.

These indemnity obligations are diverse and numerous, and each has different terms, business purposes, and triggering events or conditions. In addition, the indemnities in each agreement vary widely in their definitions of both the triggering event and the resulting obligation, which is contingent upon that triggering event. Because many of CPChem’s indemnity obligations are not limited in duration or potential monetary exposure, the Company cannot reasonably calculate the maximum potential amount of future payments that could possibly be paid under the indemnity obligations stemming from all of its existing agreements. CPChem is not aware of the occurrence of any triggering event or condition that would have a material adverse impact on consolidated results of operations, financial position or liquidity as a result of an indemnity obligation arising from such a triggering event or condition.

Note 14 – Contingent Liabilities

In the case of known contingent liabilities, CPChem records an undiscounted liability when a loss is probable and the amount can be reasonably estimated. These liabilities are not reduced for potential insurance recoveries. If applicable, undiscounted receivables are recorded for probable loss recoveries from insurance or other parties. As facts concerning contingent liabilities become known, the Company reassesses its position with respect to accrued liabilities and other potential exposures. Estimates that are particularly sensitive to future change include legal matters and contingent liabilities for environmental remediation. Estimated future costs related to legal matters are subject to change as events occur and as additional information becomes available.

CPChem believes it is remote that future costs related to known contingent liabilities will exceed current accruals by an amount that would have a material adverse effect on consolidated results of operations, financial position or liquidity.

Legal Matters

CPChem is responsible for certain lawsuits alleging personal injury as a result of exposure to asbestos, most of which are alleged to have taken place prior to the time CPChem was formed. These lawsuits are frequently dismissed or resolved through negotiated settlement prior to trial, but trials do sometimes occur and have resulted in judgments both in favor of and against CPChem’s interests.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2014

CPChem has recorded a liability for its estimated obligation for certain asbestos-related claims. The liability as recorded is not considered to be material to the financial position or liquidity of the Company. In the event that CPChem’s actual obligation exceeds its current accrual, the Company will be required to record a charge to operations that could be considered material to the period during which the charge is reported. However, CPChem believes that any such charge, if required, would not have a material adverse effect on its financial position or liquidity.

CPChem is a party to a number of other legal proceedings that arose in the ordinary course of business for which, in many instances, no provision has been made in the financial statements.

Environmental Obligations

CPChem is subject to federal, state and local environmental laws and regulations that may result in obligations to mitigate or remove the effects on the environment of the placement, storage, disposal or release of certain chemical, mineral and petroleum substances at its sites. Estimated future environmental remediation costs are subject to change due to such factors as the periodic refinement of remediation estimates for cleanup costs, prospective changes in laws and regulations, the unknown timing and extent of ultimate remedial actions that may be required, and the determination of CPChem’s liability in proportion to those of other responsible parties. The Company records accruals for environmental liabilities based on best estimates obtained from consulting and engineering subject matter experts. Un-asserted claims are considered in the determination of environmental liabilities and are accrued in the period when they become probable and reasonably estimable. See Note 11 for a discussion of environmental liabilities accrued by the Company.

The Company also assumed certain historical environmental liabilities. In some cases, CPChem may be entitled to indemnification for all or a portion of the accrued environmental liabilities. The Company is currently conducting environmental investigations at certain facilities, and it has an ongoing groundwater remediation project at its Puerto Rico facility, which could extend up to 20 years. Following completion of the environmental investigations, the potential for any additional remediation liabilities and applicable indemnifications will be determined.

Note 15 – Credit Risk

Financial instruments that potentially subject CPChem to concentrations of credit risk consist primarily of cash equivalents and trade receivables. Cash equivalents are currently comprised of bank accounts and short-term investments with several financial institutions that have investment grade credit ratings. The Company’s policy for short-term investments both diversifies and limits its exposure to credit risk. Trade receivables are dispersed among a broad customer base, both domestic and international, which generally results in limited concentrations of credit risk. Although CPChem maintains and follows credit policies and procedures designed to monitor and control counterparty receivable credit risk and exposure, a deterioration of general economic conditions and/or the financial condition of specific customers could result in an increase in CPChem’s credit risk or limit CPChem’s ability to collect accounts receivable from impacted

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2014

customers. As part of its credit policy, the Company may require security from counterparties in the form of letters of credit or guarantees in amounts sufficient to support the credit exposure.

Note 16 – Operating Leases

CPChem leases: tank and hopper railcars, some of which are leased from Phillips 66; office buildings; and certain other facilities and equipment. Total operating lease rental expense was $66 million in 2014, $63 million in 2013 and $55 million in 2012. Aggregate future minimum lease payments under non-cancelable leases at December 31, 2014 totaled $76 million, $31 million, $26 million, $22 million and $18 million for the years 2015 through 2019, respectively, and $21 million thereafter. Included in aggregate future minimum lease payments for 2015 is the Company’s maximum exposure of $30 million under the contingent obligation associated with the lease agreement for the Company headquarters building. See Note 13 for more information.

Note 17 – Fair Value Measurements

Accounting standards require disclosures that categorize assets and liabilities measured or disclosed at fair value into one of three different levels, depending on the observability of the inputs employed in the measurement. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included within Level 1 for the asset or liability, either directly or indirectly through market-corroborated inputs. Level 3 inputs are unobservable inputs for the asset or liability reflecting significant modifications to observable related market data or the Company’s assumptions about pricing by market participants.

The carrying amounts of cash equivalents, trade and affiliated receivables, trade and affiliated payables, and short-term debt approximate fair values.

Recurring Measurements

CPChem records certain nonqualified deferred compensation plan liabilities at fair value, most of which are recorded as Employee benefit obligations on the Consolidated Balance Sheet. The Company values its deferred compensation liabilities, based on notional investments, using closing prices of underlying assets (mutual funds, common stocks and common collective trusts) provided by the exchange or issuer as of the balance sheet date, and these are classified as either Level 1 or Level 2 in the fair value hierarchy. Common collective trusts, classified as Level 2, are valued based on the current values of the underlying assets of the trusts as determined by the issuer.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2014

The following table summarizes these financial liabilities at December 31, valued on a recurring basis:

	Deferred Compensation Liabilities at Fair Value
Millions of Dollars	Level 1	Level 2	Level 3	Total
2014	$49	21	—	70
2013	56	5	—	61

Nonrecurring Measurements

As a result of changes in cash flow projections and decisions made regarding operations for certain facilities in conjunction with the Company’s budgeting process, impairment analyses were performed for certain asset groups in 2014, 2013 and 2012. Because the carrying values of the assets were not recoverable, the assets were written down to fair value less cost to sell, as applicable.

In 2014, the write down of the assets sold as discussed in Note 10 resulted in an impairment loss of $80 million in the SA&S segment, of which $71 million is included in Cost of goods sold, $8 million is included in Selling, general and administrative, and $1 million is included in Research and development in the Consolidated Statement of Comprehensive Income. The total asset impairment loss is included in Asset impairments in the Consolidated Statement of Cash Flows. In addition, the write downs of other asset groups resulted in the recognition of impairment losses of $107 million, of which $91 million is in the SA&S segment and $16 million is in the O&P segment. The total of the asset impairment losses is included in Equity in income of affiliates in the Consolidated Statement of Comprehensive Income and is included in Asset impairments in the Consolidated Statement of Cash Flows. The impairment loss resulted in a fair value of the SA&S asset group of $253 million.

In 2013, total write downs resulted in the recognition of impairment losses of $24 million in the SA&S segment, all of which are included in Equity in income of affiliates in the Consolidated Statement of Comprehensive Income and all of which are included in Asset impairments in the Consolidated Statement of Cash Flows.

In 2012, total write downs resulted in the recognition of impairment losses of $91 million in the SA&S segment, of which $60 million is included in Cost of goods sold and $31 million is included in Discontinued operations in the Consolidated Statement of Comprehensive Income and all of which are included in Asset impairments in the Consolidated Statement of Cash Flows.

Fair values are measured based on (i) the present values of the Company’s estimated expected future cash flows using discount rates CPChem believes are commensurate with the risk involved in the asset groups, or (ii) actual offer prices, as applicable, and are classified as Level 3 within the fair value hierarchy.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2014

Note 18 – Employee Benefit Plans

Pension and Other Postretirement Benefit Plans

A December 31 measurement date is used in the determination of pension and other postretirement benefit obligations and plan assets. The funded status of the pension and other postretirement benefit plans was as follows:

Millions of Dollars	Pension Benefits		Other Benefits
	2014	2013	2014	2013
Change in Benefit Obligation
Benefit obligation at January 1	$1,003	1,033	153	146
Service cost	47	48	4	4
Interest cost	46	41	6	5
Actuarial loss (gain)	187	(65)	1	4
Plan amendments	1	—	—	—
Curtailments	(5)	—	1	—
Foreign currency exchange rate change	(5)	2	—	—
Special/contractual termination benefits	2	—	1	—
Benefits paid	(75)	(52)	(7)	(6)
Settlements	—	(4)	—	—
Benefit obligation at December 31	1,201	1,003	159	153
Change in Plan Assets
Fair value of plan assets at January 1	888	705	122	106
Actual return on plan assets	85	104	11	16
Employer contributions	38	134	—	3
Foreign currency exchange rate change	(4)	1	—	—
Benefits paid	(75)	(52)	(5)	(4)
Settlements	—	(4)	—	—
Plan participant contributions	—	—	1	1
Fair value of plan assets at December 31	932	888	129	122
Funded Status at December 31	$(269)	(115)	(30)	(31)

Amounts recognized in the Consolidated Balance Sheet at December 31 follow:

Millions of Dollars	Pension Benefits		Other Benefits
	2014	2013	2014	2013
Current liabilities – accrued benefit liability	$6	5	—	—
Noncurrent liabilities – accrued benefit liability	263	110	30	31
Total recognized	$269	115	30	31

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2014

Amounts recognized in Accumulated other comprehensive loss at December 31, which have not yet been recognized in net periodic postretirement benefit cost, consisted of:

Millions of Dollars	Pension Benefits		Other Benefits
	2014	2013	2014	2013
Net actuarial loss	$353	212	2	6
Prior service cost	25	31	1	4
Total recognized	$378	243	3	10

Amounts included in Accumulated other comprehensive loss at December 31, 2014 that are expected to be amortized into net periodic postretirement benefit cost during 2015 are provided below:

Millions of Dollars	Pension Benefits	Other Benefits
Unrecognized net actuarial loss	$24	—
Unrecognized prior service cost	7	—

The accumulated benefit obligation for all pension plans was $1.045 billion at December 31, 2014 and $887 million at December 31, 2013. Information for pension plans with accumulated benefit obligations in excess of plan assets at December 31 was as follows:

Millions of Dollars	2014	2013
Projected benefit obligation	$1,161	79
Accumulated benefit obligation	1,019	74
Fair value of plan assets	900	16

Weighted average rate assumptions used in determining estimated benefit obligations at December 31 were as follows:

	2014		2013
	Pension Benefits	Other Benefits	Pension Benefits	Other Benefits
Discount rate	4.06%	3.43	5.05	4.01
Rate of increase in compensation levels	4.10	—	4.10	—

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2014

The components of net periodic benefit cost and amounts recognized in Other Comprehensive Income (Loss) in the Consolidated Statement of Comprehensive Income for 2014, 2013 and 2012 were as follows:

	Pension Benefits			Other Benefits
Millions of Dollars	2014	2013	2012	2014	2013	2012
Net periodic benefit cost
Service cost	$47	47	50	4	4	4
Interest cost	46	41	37	6	5	6
Expected return on plan assets	(62)	(52)	(47)	(9)	(8)	(7)
Amortization of prior service cost	7	18	18	3	4	4
Amortization of actuarial loss	15	27	19	—	—	—
Curtailments	1	—	—	1	—	—
Special/contractual termination benefits	2	—	—	1	—	—
Settlements	—	2	2	—	—	—
Total net periodic benefit cost	56	83	79	6	5	7
Changes recognized in other comprehensive (income) loss
Net actuarial loss (gain) during period	157	(119)	104	(4)	(8)	(6)
Reclassification adjustment – actuarial loss	(15)	(27)	(19)	—	—	—
Prior service cost during period	1	—	6	—	—	—
Reclassification adjustment – prior service cost	(7)	(18)	(18)	(3)	(4)	(4)
Total changes recognized in other comprehensive (income) loss	136	(164)	73	(7)	(12)	(10)
Recognized in net periodic benefit cost and other comprehensive (income) loss	$192	(81)	152	(1)	(7)	(3)

The weighted average amortization period for the unrecognized prior service cost at December 31, 2014 for the pension and other postretirement benefits plans was approximately five years. Unrecognized net actuarial losses at December 31, 2014 related to CPChem’s pension and other postretirement benefits plans are each being amortized on a straight-line basis over approximately 12 years.

The measurement of the accumulated postretirement benefit obligation for retiree health care plans assumes a health care cost trend rate of 7.5 percent in 2015 that declines to 4.5 percent in 2022. A one-percentage-point change in assumed health care cost trend rates would have the following effects on the 2014 amounts:

	One-Percentage Point
Millions of Dollars	Increase	Decrease
Effect on total service and interest cost components	$—	—
Effect on the postretirement benefit obligation	1	(1)

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2014

Weighted average rate assumptions used in determining net periodic benefit costs for pension and other postretirement benefits follow:

	2014		2013		2012
	Pension Benefits	Other Benefits	Pension Benefits	Other Benefits	Pension Benefits	Other Benefits
Discount rate	4.06%	3.43	5.05	4.01	4.10	4.10
Expected return on plan assets	7.50	7.50	7.25	7.25	7.50	7.50
Rate of increase in compensation levels	4.10	—	4.10	—	4.00	—

The expected returns on plan assets were developed through, among other things, analysis of historical market returns for the plans’ investment classes and current market conditions.The

Company’s investment strategy with respect to pension plan assets is to maintain a diversified portfolio of domestic and international equities, fixed income securities and cash equivalents. Target asset allocations are chosen by the investment committees for each plan based on analyses of the historical returns and volatilities of various asset classes in comparison with plan-specific projected funding and benefit disbursement requirements. The target asset allocation for all of CPChem’s pension plans, in aggregate, was 60 percent equities, 39 percent fixed income and 1 percent other at December 31, 2014. Effective January 1, 2014, the Company’s investment committee adopted a dynamic de-risking/re-risking program for the Company’s main pension plan. Under this program, the plan’s allocation to fixed income will increase as its funded status improves and decrease if its funded status deteriorates. Rates of return for the investment funds comprising each asset class are monitored quarterly against benchmarks and peer fund results. The diversified portfolios for each pension plan are intended to prevent significant concentrations of risk within plan assets, although plan assets are subject to general market and security-specific risks. The Company expects to fund approximately $10 million to its pension and other postretirement benefits plans in 2015.

Following is a description of the valuation methodologies used for plan assets measured at fair value:

•	Mutual funds are valued using quoted market prices that represent the net asset values of shares held by the plans at year-end.

•	Common collective trusts (CCTs) are valued at fair value using the net asset value as determined by the issuer based on the current values of the underlying assets of such trust.

•
Guaranteed investment contracts (GIC) are valued using a discounted cash flow method. The projected cash flow stream related to the holdings at December 31, 2014 through a date corresponding to the projected average estimated duration of the participants’ investments in the contracts is discounted using the equivalent Treasury bond yield adjusted for the credit quality of the GIC issuer.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2014

The fair values of CPChem’s pension and other postretirement benefit plan assets at December 31, by asset class were as follows:

Pension Plan Assets

	2014				2013
Millions of Dollars	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Asset Class
Cash and cash equivalents	$6	—	—	6	—	—	—	—
Mutual funds/CCTs/SAs:
U.S. equities (a)	193	7	—	200	263	—	—	263
Global equities (b)	122	124	—	246	142	127	—	269
Non U.S. equities (c)	—	95	—	95	—	85	—	85
Fixed income (d)	—	356	—	356	125	121	—	246
Blended fund investments (e)	9	—	—	9	9	—	—	9
Money market (f)	9	3	—	12	8	—	—	8
GIC (g)	—	—	8	8	—	—	8	8
Total	$339	585	8	932	547	333	8	888

Other Postretirement Plan Assets

	2014				2013
Millions of Dollars	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Asset Class
Cash and cash equivalents	$1	—	—	1	—	—	—	—
Mutual funds/CCTs/SAs3:
U.S. equities (a)	38	—	—	38	45	—	—	45
Global equities (b)	13	15	—	28	15	15	—	30
Non U.S. equities (c)	—	11	—	11	—	10	—	10
Fixed income (d)	8	42	—	50	22	14	—	36
Money market (f)	1	—	—	1	1	—	—	1
Total	$62	68	—	129	83	39	—	122

(a)	This asset class invests the majority of assets in securities of companies in the U.S. stock market (those similar to companies in the Dow Jones Wilshire 5000 Index).

(b)
This asset class invests the majority of assets in securities of both companies in the U.S. stock market and companies based outside the U.S. boundaries (those similar to companies in the MSCI All Country World Index).

(c)	This asset class invests the majority of assets in securities of companies based outside the U.S. (those similar to companies in the MSCI All Country World ex-U.S. Index).

________________________
3 Mutual funds are classified as Level 1 inputs and CCTs and Separate Accounts(SAs) are classified as Level 2 inputs as defined in the fair value hierarchy in ASC 820 (refer to Note 17 for additional information).

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2014

(d)
This asset class invests in debt investments of all types, with average portfolio durations approximating those of the benchmarks listed below, and allocates across investment-grade, high-yield, and emerging-market debt securities (those similar to investments in the Barclays Capital Long-Term Government/Credit Index, the Barclays Capital U.S. Long Credit Index, and the Barclays Capital Aggregate Bond Index).

(e)	This asset class invests assets approximately 69 percent in global equities and 31 percent in global fixed income.

(f)	This asset class primarily invests in high-quality money market instruments with maturities of one year or less.

(g)	A GIC is an agreement between the issuer and the plan, in which the issuer agrees to pay a predetermined interest rate and principal for a set amount deposited with the issuer.

The fair value of GIC classified as Level 3 in the fair value hierarchy changed during 2014 and 2013 as follows:

	GIC Assets (Level 3)
Millions of Dollars	2014	2013
Beginning balance at January 1	$8	8
Actual return on plan assets:
Relating to assets still held at the reporting date	1	—
Relating to assets sold during the period	—	—
Purchases, sales and settlements, net	—	—
Foreign currency exchange rate change	(1)	—
Ending balance at December 31	$8	8

It is anticipated that benefit payments, which reflect expected future service, will be paid as follows:

Millions of Dollars	Pension Benefits	Other Benefits
2015	99	8
2016	89	10
2017	95	11
2018	100	12
2019	107	13
2020–2024	510	75

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2014

Defined Contribution Plans

Defined contribution plans are available for most employees, whereby CPChem matches a percentage of the employee’s contribution. The cost of the plans totaled $39 million in 2014, $33 million in 2013 and $46 million in 2012.

Note 19 – Income Taxes and Distributions

CPChem is treated as a flow-through entity for U.S. federal income tax and for most state income tax purposes whereby each member is taxed on its respective share of income, and tax-benefited on its respective share of loss. However, CPChem is liable for certain state income and franchise taxes, and for foreign income and withholding taxes incurred directly or indirectly by the Company. The Company follows the liability method of accounting for income taxes.

CPChem is required to make quarterly distributions to its members in amounts representing their liability for combined federal and state income taxes calculated at specified rates based on federal taxable income. The Board has the authority to reduce or suspend such distributions to the members as it deems appropriate. The Company’s members agreed to suspend tax distributions beginning with the fourth quarter of 2011, thereby allowing the Company to retire its outstanding fixed-rate notes on an accelerated basis. The Company resumed accruing tax distributions to the members in the third quarter of 2012 upon complete repayment of the Company’s outstanding long-term debt. See Note 12 for more information.

Tax distributions paid to members totaled $1.094 billion in 2014, $941 million in 2013 and $195 million in 2012. Tax distributions of $51 million were accrued at December 31, 2014 and were paid in February 2015. Tax distributions of $192 million were accrued at December 31, 2013 and were paid in February 2014.

Discretionary distributions may also be paid periodically to the members at the election of the Board, depending upon the Company’s operating results and capital requirements. As with the tax distributions mentioned above, beginning with the fourth quarter of 2011, the Company’s members agreed to suspend discretionary distributions while the Company accelerated repayment of its outstanding long-term debt. The Company resumed making discretionary distributions in the fourth quarter of 2012.

Discretionary distributions paid to members totaled $337 million in 2014, $830 million in 2013 and $500 million in 2012. There were no discretionary distributions accrued at December 31, 2014. Discretionary distributions of $78 million were accrued at December 31, 2013 and were paid in January 2014.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2014

The components of income tax expense (benefit) for the years ended December 31 follow:

Millions of Dollars	2014	2013	2012
State – current	$16	11	15
State – deferred	(1)	—	2
Foreign – current	69	58	51
Foreign – deferred	2	2	(1)
Total income tax expense	$86	71	67

CPChem’s deferred income taxes reflect only the tax effect to the Company of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Major components of deferred income tax liabilities at December 31 follow:

	Short-Term		Long-Term
Millions of Dollars	2014	2013	2014	2013
Deferred income tax liabilities
Foreign withholding taxes	$1	5	6	—
Property, plant and equipment	—	—	20	21
Investment in partnership	—	—	1	1
Inventory	—	—	1	1
Other	—	—	1	1
Total deferred income tax liabilities	$1	5	29	24

Because CPChem is a flow-through entity as described above, the Company does not report in its financial statements the deferred income tax effect that flows through to the members. At December 31, 2014, the difference between the carrying amounts of the Company’s assets and liabilities reported in the Consolidated Balance Sheet and the amounts used for federal income tax reporting purposes was $3.084 billion.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2014

The components of income before taxes for the years ended December 31, with a reconciliation between tax at the federal statutory rate and actual income tax expense, follow:

	Millions of Dollars			Percentage of Pre-tax Income
	2014	2013	2012	2014	2013	2012
Domestic	$2,543	2,018	1,830	75%	72	73
Foreign	831	800	676	25	28	27
Total income from continuing operations before taxes	$3,374	2,818	2,506	100%	100	100

Federal statutory income taxes	$1,181	986	877	35%	35	35
Income attributable
to Partnership not subject to tax	(1,181)	(986)	(877)	(35)	(35)	(35)
Foreign income taxes	71	60	50	2	2	2
State income taxes	15	11	17	1	1	1
Total income tax expense	$86	71	67	3%	3	3

CPChem’s reported effective tax rate does not correlate to the statutory federal income tax rate because of its status as a partnership for U.S. federal income tax purposes. Further, the Company is not subject to a material amount of entity-level taxation by individual states or foreign taxing authorities. CPChem’s share of equity in income of affiliates, which is primarily from its foreign joint ventures, is reported net of associated foreign income taxes.

CPChem had no unrecognized tax benefits or any tax reserves for uncertain tax positions at December 31, 2014 or 2013. The Company recognizes interest accrued related to uncertain tax positions and any statutory penalties in income taxes. No interest or penalties were recognized during the years ended December 31, 2014, 2013 and 2012, and there were no accruals for the payment of interest or penalties at December 31, 2014 or 2013.

In addition to CPChem’s U.S. federal and state income tax return informational filings as a flow-through entity, CPChem or its subsidiaries file income tax returns and pay taxes in various state and foreign jurisdictions.  As of December 31, 2014, the examination of tax returns for certain prior years has not been completed. However, income tax examinations have been finalized in the Company’s major tax jurisdictions as follows through the years noted: Belgium (2011), Singapore (2008), United States – State of Texas (2010). CPChem believes that the outcome of unresolved issues or claims for the years still subject to examination will not be material to consolidated results of operations, financial position or cash flow.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2014

Note 20 – Segment and Geographic Information

CPChem’s reporting structure is based on the grouping of similar products, resulting in two primary reportable segments: Olefins & Polyolefins (O&P) and Specialties, Aromatics & Styrenics (SA&S). Following is a description of the key products of the Company’s reportable segments:

Olefins & Polyolefins – O&P produces and markets ethylene, propylene and associated olefin co-products that are primarily consumed internally for the production of PE, NAO and PE pipe. CPChem has five olefins and polyolefins production facilities located in Texas, eight domestic pipe production facilities, one domestic pipe fittings production facility, and a polyalphaolefins facility in Belgium. In addition, the Company owns interests in: a PE plant located at its Cedar Bayou facility in Texas; ethylene, PE and NAO (1-hexene and full range) operations in Qatar; an ethylene, propylene, PE, PP, PS and 1-hexene facility in Saudi Arabia; and PE facilities in Singapore and China.

Specialties, Aromatics & Styrenics – SA&S manufactures and markets a variety of specialty products, including organosulfur chemicals. This segment also manufactures and markets aromatics products such as benzene, paraxylene and cyclohexane. Additionally, this segment markets styrene butadiene copolymers (SBC) sold under the trademark K-Resin®. Production facilities are located in Mississippi, Texas and Belgium. CPChem also owns interests in aromatics and styrene facilities and nylon 6,6, nylon compounding, and polymer-based conversion facilities in Saudi Arabia, in a K-Resin® SBC facility in South Korea, and in multiple styrenics facilities in North and South America.

Corporate and Other (Other) – Items not directly attributable to CPChem’s operating segments, including interest expense and certain charges for employee incentive plans, are generally included in Other. Inter-segment transactions are billed at prevailing market rates.

_____________________________________
4 Prior to completion of the asset sale discussed in Note 10, SA&S also manufactured and marketed high performance polyphenylene sulfide (PPS) polymers and compounds sold under the trademark Ryton®.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2014

Financial information for the years ended December 31 follows:

Millions of Dollars	O&P	SA&S	Other and Eliminations	Consolidated
2014
Sales and other operating revenues:
External	$9,101	4,309	6	13,416
Inter-segment	28	4	(32)	—
Equity in income of affiliates	528	67	—	595
Other income	133	4	—	137
Total Revenues and Other Income	9,790	4,384	(26)	14,148
Operating and selling costs	6,350	4,112	18	10,480
Depreciation, amortization and retirements	232	64	—	296
Income (Loss) from Continuing Operations Before Interest & Taxes	3,208	208	(44)	3,372
Interest income	1	—	1	2
Income tax expense	54	30	2	86
Income (Loss) from Continuing Operations	$3,155	178	(45)	3,288

Millions of Dollars	O&P	SA&S	Other and Eliminations	Consolidated
2013
Sales and other operating revenues:
External	$8,851	4,293	3	13,147
Inter-segment	28	9	(37)	—
Equity in income of affiliates	447	180	—	627
Other income	13	3	—	16
Total Revenues and Other Income	9,339	4,485	(34)	13,790
Operating and selling costs	6,530	4,183	(16)	10,697
Depreciation, amortization and retirements	209	69	—	278
Income (Loss) from Continuing Operations Before Interest & Taxes	2,600	233	(18)	2,815
Interest income	1	1	1	3
Income tax expense	41	29	1	71
Income (Loss) from Continuing Operations	$2,560	205	(18)	2,747

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2014

Millions of Dollars	O&P	SA&S	Other and Eliminations	Consolidated
2012
Sales and other operating revenues:
External	$8,856	4,387	—	13,243
Inter-segment	45	2	(47)	—
Equity in income of affiliates	333	174	—	507
Other income	26	4	—	30
Total Revenues and Other Income	9,260	4,567	(47)	13,780
Operating and selling costs	6,433	4,231	54	10,718
Depreciation, amortization and retirements	193	68	—	261
Loss on early extinguishment of debt	—	—	287	287
Income (Loss) from Continuing Operations Before Interest & Taxes	2,634	268	(388)	2,514
Interest income	1	1	1	3
Interest expense	—	1	10	11
Income tax expense	37	29	1	67
Income (Loss) from Continuing Operations	$2,598	239	(398)	2,439

Information about investments in and advances to affiliates and total assets at December 31, and about capital additions for the years ended December 31 follows:

Millions of Dollars	O&P	SA&S	Other	Consolidated
Investments in and advances to affiliates
2014	$1,919	1,241	—	3,160
2013	1,800	1,293	—	3,093
Total assets
2014	8,553	2,668	1,090	12,311
2013	6,826	3,026	681	10,533
Capital additions
2014[6]	1,896	75	22	1,993
2013[6]	1,138	111	(18)	1,231
2012	488	44	18	550

_______________________
5 Depreciation, amortization and retirements have been reduced by $4 million associated with Discontinued operations in 2012.

6 2014 and 2013 Capital additions include $200 million and $106 million of increased accrued expenditures, respectively, that are excluded from Capital expenditures shown on the Consolidated Statement of Cash Flows.

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2014

Geographic information for the Company at December 31 was as follows. Sales and other operating revenues for the years ended December 31 were determined based on location of the operation generating the sale.

	United States	Foreign Countries	Total
Millions of Dollars
Sales and other operating revenues - external
2014	$11,342	2,074	13,416
2013	11,195	1,952	13,147
2012	11,230	2,013	13,243
Investments in and advances to affiliates
2014	296	2,864	3,160
2013	307	2,786	3,093
Property, plant and equipment, net
2014	5,493	144	5,637
2013	4,066	157	4,223

Investments in and advances to affiliates within foreign countries are primarily represented by Qatar and Saudi Arabia. CPChem had no single customer that represented 10 percent or more of consolidated net sales in 2014, 2013 or 2012.

Information about concentrations of operations outside of the U.S. at December 31 was as follows:

Millions of Dollars	Belgium	Singapore
Sales and other operating revenues - external
2014	$1,015	713
2013	821	729
2012	773	746
Net Assets
2014	352	32
2013	334	33
Property, plant and equipment, net
2014	144	—
2013	156	1

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2014

Note 21 – Financial Information of Chevron Phillips Chemical Company LP

Chevron Phillips Chemical Company LP is CPChem’s wholly owned, primary U.S. operating subsidiary. Chevron Phillips Chemical Company LLC and Chevron Phillips Chemical Company LP are joint and several obligors on the revolving credit facilities discussed in Note 12. The following financial information is presented for the benefit of the creditors of Chevron Phillips Chemical Company LP.

Chevron Phillips Chemical Company LP
Consolidated Statement of Income

	Years ended December 31
Millions of Dollars	2014	2013	2012
Revenues and Other Income
Sales and other operating revenues	$11,614	11,428	11,530
Equity in earnings of affiliates	23	12	18
Other income (loss)	121	(1)	15
Total Revenues and Other Income	11,758	11,439	11,563
Costs and Expenses
Cost of goods sold	8,610	8,865	8,890
Selling, general and administrative	628	555	553
Research and development	60	57	49
Total Costs and Expenses	9,298	9,477	9,492
Income Before Interest and Taxes	2,460	1,962	2,071
Interest income	1	1	1
Interest expense	1	1	1
Income Before Taxes	2,460	1,962	2,071
Income tax expense	16	12	17
Net Income	$2,444	1,950	2,054

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2014

Note 21 – Financial Information of Chevron Phillips Chemical Company LP (continued)

Chevron Phillips Chemical Company LP
Consolidated Balance Sheet

Millions of Dollars	At December 31
	2014	2013
ASSETS
Cash and cash equivalents	$812	453
Accounts receivable, net - trade	943	1,159
Accounts receivable - affiliates	121	209
Inventories	817	816
Prepaid expenses and other current assets	64	22
Total Current Assets	2,757	2,659
Property, plant and equipment, net	5,349	3,935
Investments in and advances to affiliates	296	307
Other assets and deferred charges	73	70
Total Assets	$8,475	6,971
LIABILITIES AND MEMBERS' EQUITY
Accounts payable - trade	$1,075	1,058
Accounts payable - affiliates	52	66
Other current liabilities and deferred credits	262	219
Total Current Liabilities	1,389	1,343
Employee benefit obligations	352	181
Other liabilities and deferred credits	70	54
Total Liabilities	1,811	1,578
Members’ capital	7,029	5,631
Accumulated other comprehensive loss	(365)	(238)
Total Members’ Equity	6,664	5,393
Total Liabilities and Members’ Equity	$8,475	6,971

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2014

Note 21 – Financial Information of Chevron Phillips Chemical Company LP (continued)

Chevron Phillips Chemical Company LP
Consolidated Statement of Cash Flows

Millions of Dollars	Years ended December 31
	2014	2013	2012
Cash Flows From Operating Activities
Net income	$2,444	1,950	2,054
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation, amortization and retirements	279	233	278
Asset impairments	80	—	60
Distributions greater than income from equity affiliates	12	10	2
Net decrease (increase) in operating working capital	236	30	(119)
Benefit plan contributions	(35)	(133)	(86)
Other	31	77	105
Net cash provided by operating activities	3,047	2,167	2,294
Cash Flows From Investing Activities
Capital expenditures	(1,742)	(1,061)	(530)
Purchases of intangible assets	—	(2)	(18)
Proceeds from the sale of assets	206	—	—
Other	—	—	(9)
Net cash used in investing activities	(1,536)	(1,063)	(557)
Cash Flows From Financing Activities
Contributions from members	—	—	281
Distributions to members	(1,152)	(1,214)	(1,787)
Net cash used in financing activities	(1,152)	(1,214)	(1,506)
Net Increase (Decrease) in Cash and Cash Equivalents	359	(110)	231
Cash and Cash Equivalents at Beginning of Period	453	563	332
Cash and Cash Equivalents at End of Period	$812	453	563
Supplemental Disclosures of Cash Flow Information
Net decrease (increase) in operating working capital
Decrease (increase) in accounts receivable, net – trade and affiliates	$297	(84)	(91)
Increase in inventories	(1)	(59)	(110)
Increase in prepaid expenses and other current assets	(2)	(1)	—
Increase (decrease) in accounts payable – trade and affiliates	(101)	197	44
Increase (decrease) in accrued income and other taxes	12	(10)	19
Increase (decrease) in other current liabilities and deferred credits	31	(13)	19
Total	$236	30	(119)

Chevron Phillips Chemical Company LLC
Notes to Consolidated Financial Statements - December 31, 2014

Note 22 – Other Financial Information

Other financial information, for the years ended December 31, follows:

Millions of Dollars	2014	2013	2012
Interest cost incurred	$3	4	41
Less: capitalized interest	(3)	(4)	(30)
Interest expense	$—	—	11
Foreign currency transaction gains (losses)	$(11)	4	(1)

Note 23 – Subsequent Events

Subsequent events have been evaluated through February 18, 2015, the date the financial statements were available to be issued.